UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Director Appointment

On September 18, 2026, the Board of Directors (the “Board”) of Vertical Aerospace Ltd. (the “Company”) approved an increase in the size of the Board from eight to nine directors and appointed Fabrice Brégier to serve as a director of the Company and chair of the Board, effective September 21, 2026 (the “Effective Date”).

Mr. Brégier has more than three decades of leadership experience in the aerospace, aviation, defence and technology sectors. He served as Chief Executive Officer of Airbus Commercial Aircraft from 2012 to 2016 and as Chief Operating Officer of Airbus Group and President of Airbus Commercial Aircraft from 2017 to 2018. He also served as President of Palantir Technologies France from 2018 to 2024, where he gained experience in defence, data and artificial intelligence. Mr. Brégier is a non-executive director of Safran SA and ENGIE SA, and chair of SCOR SE.

Mr. Brégier’s appointment was proposed by Mudrick Capital Management L.P. pursuant to its director appointment rights set forth in the Company’s amended and restated memorandum and articles of association.

Ben Story, who has been serving as the Board’s interim chair, will remain on Board serving as a non-executive director following the Effective Date.

Press Release

On September 21, 2026, the Company issued a press release in relation the director changes, a copy of which is furnished as Exhibit 99.1 hereto.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding anticipated Board changes, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 24, 2026, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-270756, File No. 333-284763, File No. 333-287207, File No. 333-292448, File No. 333-295988, and File No. 333-297060 and File No. 333-298605) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Vertical Aerospace Ltd. dated September 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: September 21, 2026	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer